FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being furnished to disclose that effective November 20, 2018, Mr. Ioannis Zafirakis was appointed to the new position of Chief Strategy Officer of the Company. Mr. Zafirakis currently serves as a member of the Board.  Mrs. Semiramis Paliou, whose biographical information is provided below, was appointed to succeed Mr. Zafirakis as Chief Operating Officer of the Company.

Semiramis Paliou - Chief Operating Officer

Semiramis Paliou has almost 20 years of experience in shipping operations, technical management and crewing. Mrs. Paliou began her career at Lloyd's Register of Shipping from 1996 to 1998 as a trainee ship surveyor.  She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015 she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016 she served as Vice President of the same company. Since March 2015, Mrs. Semiramis Palious serves as a Director of Diana Shipping Inc. From November 2016 to the end of July 2018, she served as Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. As of August 2018, she is the Chief Operating Officer of Diana Shipping Inc. and Diana Shipping Services S.A. Mrs. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London.  She is the daughter of Simeon Palios, our Chief Executive Officer and Chairman, and is a member of the Greek committee of Det Norske Veritas - Germanischer Lloyd, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas. Since March 2018, Mrs. Paliou is on the Board of Directors of the Hellenic Marine Environment Protection Association.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: November 27, 2018	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President